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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    Form 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12 (b) OR 12 (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                          Mack-Cali Realty Corporation
             (Exact name of registrant as specified in its Charter)


        Maryland                                                 22-3305147
------------------------                                     -------------------
(State of Incorporation)                                      (I.R.S. Employer
                                                             Identification No.)


11 Commerce Drive, Cranford, New Jersey                            07016
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(Address of principal executive offices)                         (Zip Code)


SECURITIES ACT REGISTRATION STATEMENT FILE NUMBER TO WHICH THIS FORM
RELATES:  001-13274


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12 (b) OF THE ACT:

          Title of each class                Name of each exchange on which
          To be so registered                each class is to be registered
          -------------------                ------------------------------

     Preferred Share Purchase Rights         The New York Stock Exchange
                                             The Pacific Exchange


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12 (g) OF THE ACT:


                                      None
--------------------------------------------------------------------------------
                                (Title of Class)


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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     On June 10, 1999, the Board of Directors of Mack-Cali Realty Corporation (the "Company") authorized a dividend distribution (the "Distribution") of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share (the "Common Shares"), of the Company. The dividend was payable on July 6, 1999 (the "Record Date"), to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth (1/1000) of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company at a price of $100.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment.

     The Company entered into a Shareholder Rights Agreement (the "Original Rights Agreement") dated as of July 6, 1999, with ChaseMellon Shareholder Services, LLC, a New Jersey limited liability company (the "ChaseMellon"), pursuant to which, among other things, the Company appointed ChaseMellon as the Rights Agent, as such term is defined in the Original Rights Agreement, to act as the agent for the Company in accordance with the terms and conditions of the Original Rights Agreement.

     The Company, EquiServe Trust Company, N.A, a Delaware corporation ("Equiserve"), ChaseMellon and The Chase Manhattan Bank entered into an Agreement dated as of January 1, 2000, pursuant to which the parties, among other things, amended the Original Rights Agreement to reflect the replacement by the Company of ChaseMellon with EquiServe as the Rights Agent, effective as of the close of business on November 21, 1999.

     The description and terms of the Rights are set forth in the Amended and Restated Shareholder Rights Agreement (the "Amended and Restated Shareholder Rights Agreement"), dated as of March 7, 2000, by and between the Company and Equiserve, as Rights Agent.

     Initially, the Rights will be attached to all Common Shares certificates representing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Common Shares and a Distribution Date will occur upon the earlier of (i) ten calendar days following the date (the "Shares Acquisition Date") of public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the outstanding Common Shares or (ii) ten calendar days (or such later date as may be determined by action of the Board of Directors prior to the time any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or public announcement of an intent to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of fifteen percent (15%) or more of the outstanding Common Shares


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(the earlier of such dates being called the "Distribution Date"). Until the
Distribution Date, the Rights will be evidenced by the Common Share certificates and will be transferred with and only with such Common Share certificates. New Common Share certificates issued after the Record Date will contain a notation incorporating the Amended and Restated Shareholder Rights Agreement by reference. Until the Distribution Date, the surrender for transfer of any certificates representing outstanding Common Shares also will transfer the Rights associated with the Common Shares represented by such certificate. Any person or group owning in excess of 15% of the outstanding Common Shares as of July 6, 1999, shall only trigger the effects referred to above if such person increases its ownership of Common Shares to 10% or more greater than the beneficial ownership of Common Shares of such Person on such date.

     As soon as practicable following the Distribution Date, separate certificates representing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will represent the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on July 6, 2009 (the "Final Expiration Date"), unless the Final Expiration Date is extended or the Right Certificates are earlier redeemed or exchanged by the Company, as described below. Each Right generally will entitle the holder to purchase one one-thousandth (1/1,000th) of a Preferred Share of the Company at a price of $100.00.

     In the event that, following the Distribution Date, any person or group becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares having a market value equal to two times the Purchase Price of the Right. Notwithstanding any of the foregoing, once any person or group becomes an Acquiring Person, all Rights that are or were beneficially owned by any such Acquiring Person will be null and void.

     For example, at an exercise price of $100.00 per Right, each Right not owned by an Acquiring Person would entitle its holder to purchase $200.00 worth of Common Stock for $100.00. Assuming that the Common Stock had a per share value of $40.00 on the date upon which such person or group became an Acquiring Person, the holder of each valid right would be entitled to purchase five (5) shares of Common Stock for $100.00.

     In the event that, following the Distribution Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or (ii) 50% or more of the Company's consolidated assets or earning power is sold or transferred, then each holder of a Right (except Rights which previously have been voided as set forth in the preceding paragraph) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right.


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     The Purchase Price payable, and the number of Preferred Shares (or Common
Shares) issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for the purchase of Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until the time at which cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractional shares which are integral multiples of one one-thousandth of a Preferred Share) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

     At any time after any person or group becomes an Acquiring Person, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by the Acquiring Person which shall have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

     At any time prior to the earlier of (i) the close of business on the tenth calendar day following the Shares Acquisition Date (or if the Shares Acquisition Date shall have occurred prior to the Record Date, the close of business on the tenth day following the Record Date) or (ii) the Final Expiration Date, the Board of Directors of the Company may cause the Company to redeem the Rights in whole, but not in part, at a price of $.0l per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the Company shall make announcement thereof, and upon such action, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of one one-thousandth percent (.001%) and the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group (other than Acquiring Persons) and (ii) ten percent (10%), except that from and after such time as any person or group becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.


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     The foregoing description of the Rights is qualified in its entirety by reference to the Amended and Restated Shareholder Rights Agreement which is attached as an exhibit to this Form 8-A.

ITEM 2.   EXHIBITS

     The Amended and Restated Shareholder Rights Agreement, dated as of March 7, 2000, between Mack-Cali Realty Corporation and Equiserve Trust Company, N.A., as Rights Agent (including as Exhibit A thereto, the Form of Articles Supplementary of Series A Junior Participating Preferred Stock; as Exhibit B thereto, the Form of Rights Certificate; and as Exhibit C thereto, the Summary of Rights to Purchase Preferred Stock).





















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     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Date: March 25, 2000

                              MACK-CALI REALTY CORPORATION


                              By: /s/ Roger W. Thomas
                                  -----------------------------------
                                  Name:  Roger W. Thomas
                                  Title: Executive Vice President,
                                         General Counsel and Secretary



















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                                  EXHIBIT INDEX

Exhibit No.          Exhibit
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     1               Amended and Restated Shareholder Rights Agreement, dated as of March 7, 2000, between Mack-Cali Realty Corporation and
                     Equiserve Trust Company, N.A., as Rights Agent (including as Exhibit A thereto, the Form of Articles Supplementary of Series A Junior Participating Preferred Stock; as Exhibit B thereto, the Form of Rights Certificate; and as Exhibit C thereto, the Summary of Rights to Purchase Preferred
                     Stock).



















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